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                                                   Filed by Genomica Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Genomica Corporation
                                                   Commission File No.:000-31637


Contact:

Exelixis, Inc.                                     Genomica Corporation
Glen Sato                                          Dan Hudspeth
Chief Financial Officer                            Chief Financial Officer
(650) 837-7565                                     (720) 565-4030

                  EXELIXIS AND GENOMICA ANNOUNCE EXCHANGE RATIO

-       Each outstanding share of Genomica Common Stock Subject to Exchange for
                    0.28306 shares of Exelixis Common Stock -

SOUTH SAN FRANCISCO, CA -- December 26, 2001 -- Exelixis, Inc. (Nasdaq: EXEL) and Genomica Corporation (Nasdaq: GNOM) announced today that the exchange ratio of shares of Genomica common stock into shares of Exelixis common stock shall be
0.28306. The initial offering period for the exchange offer made by Exelixis for shares of common stock of Genomica will expire at 12:00 midnight, New York City time, on Friday, December 28, 2001. The exchange offer, if successful, will be followed by a merger in which Exelixis will acquire, at the same exchange ratio, the remaining shares of Genomica common stock not previously acquired in the exchange offer.

The exchange ratio of Exelixis common stock for outstanding shares of Genomica common stock was determined by the following formula: (a) $110 million divided by 24,463,141 (which represents the sum of the number of shares of Genomica common stock and preferred stock outstanding plus the number of shares of Genomica common stock issuable upon the exercise of all outstanding stock options and warrants with a per share exercise price of $5.00 or less) divided by (b) $15.88556 (which is the average closing sales price of Exelixis common stock on the Nasdaq National Market for the 18 trading-day period ending December 26, 2001).

The Genomica Corporation board of directors has unanimously recommended that Genomica stockholders accept the exchange offer. Genomica stockholders are urged to carefully read the Preliminary Prospectus and the Solicitation/Recommendation statement previously filed with the SEC and any and all amendments thereto.

ABOUT EXELIXIS

Exelixis, Inc. is a leading worldwide genomics-based drug discovery company focused on product development through its expertise in comparative genomics and model system genetics. An outstanding team of company scientists has developed multiple fungal, nematode, insect, plant and vertebrate genetic systems. Exelixis' proprietary model systems and comparative genomics technologies address gene function by using biologically relevant functional genomics information very early on in the process to


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rapidly, efficiently and cost-effectively translate sequence data to knowledge about the function of genes and the proteins that they encode. The company has a significant internal cancer discovery and drug development program, through which a number of compounds are expected to complete screening by the end of the year. Exelixis believes that its technology is broadly applicable to all life science industries, including pharmaceutical, diagnostic, agricultural biotechnology and animal health and the company has active collaborations with Aventis CropScience, Bayer, Bristol-Myers Squibb, Elan Pharmaceuticals, Pharmacia, Protein Design Labs, Scios and Dow AgroSciences, and is building its internal development program in the area of oncology. For more information, please visit the Exelixis' web site at http://www.Exelixis.com/.

ABOUT GENOMICA

Genomica Corporation develops and markets software products and services that enable pharmaceutical and biotechnology researchers to accelerate the drug discovery and development process. Genomica's customers include leading genomics-based research organizations such as AstraZeneca, GlaxoSmithKline, Aventis and the National Cancer Institute. Genomica also has strategic alliances with Applied Biosystems and Celera Genomics. For additional information on Genomica, please visit its website, at http://www.Genomica.com.

ADDITIONAL INFORMATION

Exelixis has filed a Schedule TO and a Registration Statement on Form S-4, and Genomica has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission. A Preliminary Prospectus, the
Schedule 14D-9 and related tender offer materials were mailed to stockholders of Genomica on November 29, 2001. These documents contain important information about the transaction. Investors and security holders are urged to carefully read these documents, and any and all amendments thereto. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. The Preliminary Prospectus and related other tender offer documents may also be obtained for free from the parties.

In addition to the filings mentioned above, each of Exelixis and Genomica file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Exelixis or Genomica at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Exelixis and Genomica's respective filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission at http://www.sec.gov.